Exhibit 99.1

GENFIT Announces the Preliminary Results of the Repurchase Offer to 2025 OCEANEs holders and the Convening of the 2025 OCEANEs holders’ general meeting

•	Put Option Agreements signed to date with 2025 OCEANEs holders representing 95.3% of the outstanding 2025 OCEANEs

•	2025 OCEANEs holders' general meeting convened for March 10, 2025

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), February 21, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announces that it has signed Put Option Agreements with 2025 OCEANEs holders and the convening of the general meeting of the 2025 OCEANEs holders for March 10, 2025.

Preliminary results of the Repurchase

As announced on February 10, 2025 and February 14, 2025, GENFIT has proposed to all of the 2025 OCEANEs holders to enter into a Put Option Agreement, pursuant to which GENFIT will unconditionally and irrevocably undertake to repurchase the 2025 OCEANEs of such holder, subject to approval by the general meeting of the 2025 OCEANEs holders of the amendment of the terms and conditions of the 2025 OCEANEs and the closing of the royalty financing (the “Repurchase”).

GENFIT has signed to date Put Option Agreements with 2025 OCEANEs holders for a total of 1,812,475 2025 OCEANEs at a price of EUR 32.75 per bond, representing 95.3% of the outstanding 2025 OCEANEs.

2025 OCEANEs holders having signed a Put Option Agreement will have until March 19, 2025 to exercise their option thereunder.

As stated above, the Repurchase is subject to approval by the general meeting of the 2025 OCEANEs holders convened to approve the amendment of the terms and conditions of the 2025 OCEANEs and the closing of the royalty financing transaction announced on January 30, 2025.

Repurchased 2025 OCEANEs will be cancelled.

Convening of the 2025 OCEANEs holders’ general meeting

In order to obtain approval of the royalty financing by the 2025 OCEANEs holders, GENFIT has convened today a general meeting of the holders to be held on March 10, 2025.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

A Consent Solicitation Memorandum and a report of the Company's Chief Executive Officer to the 2025 OCEANEs holders, together with the documents required by French law, will be made available for inspection by the 2025 OCEANEs holders on the website of GENFIT (www.genfit.com) and at the registered office of GENFIT and at the specified office of Uptevia, La Défense – Cœur Défense Tour A – 90-110 Esplanade du Général de Gaulle – 92400 Courbevoie – France,

Email: ct-assemblees@uptevia.com.

2025 OCEANEs holders are invited to consult these documents to find out how to participate in the general meeting.

The results of the 2025 OCEANEs holders’ general meeting and the closing of the Royalty Financing will be announced in two subsequent press releases.

If the amendment of the terms and conditions of the 2025 OCEANEs is approved1 and the closing of the royalty financing is completed, GENFIT will pay a consent fee (the “Consent Fee”) of EUR 0.90 to the holders of 2025 OCEANEs still outstanding after cancellation of the repurchased 2025 OCEANEs. The Consent Fee will only be paid after the Repurchase has taken place. 2025 OCEANEs that have been bought back by GENFIT as part of the Repurchase (or that have been converted prior to 5:00 p.m. (Paris time) on the date falling 2 business days prior to the date of payment of the Consent Fee) will thus not receive the Consent Fee.

Anticipated Calendar of Events

February 21, 2025	Publication of the convening notice (avis de convocation) of the bondholders’ general meeting, the Consent Solicitation Memorandum and the report of the Company's Chief Executive Officer to the 2025 OCEANEs holders

March 10, 2025	2025 OCEANEs holders’ general meeting Press release announcing the results of the 2025 OCEANEs holders’ general meeting

March 19, 2025	Deadline for relevant 2025 OCEANEs holders to exercise their put option under the Put Option Agreements

March 26, 2025	Repurchase settlement date

April 14, 2025	Payment of the Consent Fee

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1 The required quorum is 1/4 of the outstanding 2025 OCEANEs and the required majority is 2/3 of the 2025 OCEANEs holders present or represented.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor2) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the approval of the amendment of the terms and conditions of 2025 OCEANEs by the general meeting of the 2025 OCEANEs holders, the preliminary results of the Repurchase Offer, its success, its implementation schedule and calendar, and the implementation of the royalty financing. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory

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2 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024, the Half-Year Business and Financial Report dated September 19, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4